SECURITIES AND EXCHANGE COMMISSION

                       WASHINGTON, D.C. 20549


                              FORM 11-K


(Mark One)

 X          Annual report pursuant to Section 15(d) of
                the Securities Exchange Act of 1934
            For the fiscal year ended December 31, 1994

___       Transition report pursuant to Section 15(d) of
                the Securities Exchange Act of 1934
          for the transition period from ______ to ______

                  Commission file number:  1-3122


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                      Ogden Profit Sharing Plan



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                          Ogden Corporation
                       Two Pennsylvania Plaza
                      New York, New York  10121

FINANCIAL STATEMENTS AND EXHIBITS


   a)     Financial Statements

          Index to Financial Statements

          -  Independent Auditors' Report

          -  Statements of Net Assets Available for
             Benefits as of December 31, 1994 and 1993

          -  Statements of Changes in Net Assets
             Available for Benefits for the Years
             Ended December 31, 1994 and 1993

          -  Notes to Financial Statements


     b)   Exhibits

          None

                            SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Ogden
Profit Sharing Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                              OGDEN PROFIT SHARING PLAN
                              ADMINISTRATIVE COMMITTEE



                              By /S/ Robert M. DiGia
                                Robert M. DiGia
                                Chairman of the Ogden Profit
                                Sharing Plan Administrative
                                Committee


Date:  June 29, 1995

                    OGDEN PROFIT SHARING PLAN


                  Financial Statements for the
           Years Ended December 31, 1994 and 1993, and
                  Independent Auditors' Report

                    OGDEN PROFIT SHARING PLAN

                        TABLE OF CONTENTS



INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS FOR THE YEARS ENDED
 DECEMBER 31, 1994 AND 1993:

 Statements of Net Assets Available for Benefits

 Statements of Changes in Net Assets Available for Benefits

 Notes to Financial Statements

INDEPENDENT AUDITORS' REPORT


Ogden Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Ogden Profit Sharing Plan (the "Plan") as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.


/s/Deloitte & Touche LLP

June 15, 1995

OGDEN PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1994 AND 1993



                                                1994           1993


ASSETS:

INVESTMENTS - Value of interest of
master trust (at fair value)
(Note 3)                                $113,432,020   $107,828,101

RECEIVABLES:
  Employer contributions                       1,517          2,680
  Employee contributions                       5,395          6,980
  Other                                        1,601          7,454

          TOTAL RECEIVABLES                    8,513         17,114


          TOTAL ASSETS                   113,440,533    107,845,215


LIABILITY - Accrued expenses                       -          3,819


NET ASSETS AVAILABLE FOR BENEFITS
(Note 4)                                $113,440,533   $107,841,396

OGDEN PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1994 AND 1993

                                                1994          1993


EARNINGS (LOSSES) ON INVESTMENTS
(Note 5):
  Interest and dividends                $  5,643,368  $  5,353,066
  Net realized and unrealized
    appreciation (depreciation)           (3,764,687)    1,526,493
  Administrative expenses                   (509,394)     (397,915)

Net investment gain from master trust      1,369,287     6,481,644


CONTRIBUTIONS (Note 5):
  Employer                                 4,285,734     4,199,980
  Employee                                 9,158,972     9,380,953

          TOTAL CONTRIBUTIONS             13,444,706    13,580,933


DISTRIBUTIONS TO PARTICIPANTS (Note 5)    (9,690,097)   (7,623,047)

TRANSFER (TO) FROM OTHER PLANS (Note 5)      475,241        (9,519)

NET INCREASE IN NET ASSETS AVAILABLE
FOR BENEFITS                               5,599,137    12,430,011

NET ASSETS AVAILABLE FOR BENEFITS,
BEGINNING OF YEAR (Note 4)               107,841,396    95,411,385

NET ASSETS AVAILABLE FOR BENEFITS,
END OF YEAR (Note 4)                    $113,440,533  $107,841,396




See notes to financial statements

OGDEN PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994 AND 1993

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The more significant accounting and reporting policies followed in the preparation of the financial statements of the Ogden
   Profit Sharing Plan (the "Plan") are:

      a. Investments Funds - During 1994, the Plan included the following funds in which participants could elect to invest their Plan assets:

          - Equity Fund - Investments in a diversified portfolio of equity securities.

          -    Stock Fund - Investments in common stock of Ogden
               Corporation.

          - Fixed Income Fund - Investment contracts with insurance companies and banks which provide for a guaranteed return on principal invested over a specified time period.

          -    Merrill Lynch Treasury Fund ("Treasury Fund") -
               Investments in U.S. Treasury bills and notes generally with maturities of one year or less.

               Effective October 1, 1994, the Plan announced the addition of the following funds in which participants can elect to invest their Plan assets.

          - Magellan Fund - Investments in the Fidelity Magellan Mutual Fund, consisting primarily of common stocks and securities convertible to common stock, under the management of Fidelity Investments.

          -    T. Rowe Price Fund ("International Fund") -
               Investments in the T. Rowe Price International Stock Fund, consisting of stocks of established, non-U.S. companies under the management of T. Rowe Price
               Associates.

          The Plan's beneficial interest in the Ogden Corporation Profit Sharing Group Trust (the "Trust") represents its share of the master trust assets held by The Bank of New York Trust Company as trustee for the benefit of various Ogden Corporation subsidiary plans. The common stock of Ogden Corporation held as a result of investments in the Stock Fund is held in safekeeping at The Bank of New York Trust Company.

          Shares in group trust funds are determined on the basis of the initial asset contribution to the Trust by each participating plan, adjusted for subsequent contributions, distributions and allocated income and realized and unrealized gains and losses. Allocations of income and realized and unrealized gains and losses are determined monthly on the basis of each plan's proportionate share in the Trust assets stated at fair value.

     b. Investment Valuation - Investments in securities listed on national securities exchanges are valued at the closing composite price published for the last business day of the year. Other investments in securities are stated at fair value as determined by the trustee. Investments in guaranteed interest contracts are stated at cost plus accrued income which approximates fair value.

     c. Investment Transactions and Investment Income - Investment transactions are accounted for on the date purchases or sales are executed. Realized and unrealized gains and losses are determined based on the fair market value of assets at the beginning of the Plan year. Dividend income is accounted for on the ex-dividend date. Interest income is recorded on the accrual basis as earned. Total income of each fund is allocated monthly to participants' accounts within the fund based on the participants' relative beginning balances.

     d. United States Federal Income Taxes - The Plan is intended to be qualified under section 401(a) and tax exempt under section 501(a) of the Internal Revenue Code. The Plan has received a favorable determination letter from the Internal Revenue Service dated June 14, 1995. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

2.   DESCRIPTION OF THE PLAN

     The following is a brief description of the Plan.
     Participants should refer to the Plan document for more complete information.

     a. General Information - The Plan is an employee savings plan providing for both employer and employee contributions. The Plan was established as the Ogden Food Service Corporation Saving and Security Plan by Ogden Food Service Corporation on January 1, 1982. The Plan was amended and restated effective January 1, 1991 to conform with the Tax Reform Act of 1986.

          Subsequently, the Company amended and restated the plan again to comply with the requirements of:

          -    The Omnibus Reconciliation Act of 1993

          -    The Unemployment Compensation Amendment of 1992

          -    Applicable revenue rulings and notices thereunder

          -    Miscellaneous administrative policies and procedures

          Other amendments have been made since the Plan's inception to reflect changes in the Plan name and participating Ogden subsidiaries and affiliates adopting the Plan. Participating companies in the Plan include:

          -    Ogden Services Corporation (the Sponsor of the
               Plan);

          -    Ogden Management Services, Inc.;

          - All subsidiaries and affiliates of the participating companies which adopt the Plan.

          Additionally, effective April 1, 1994, the
          Lenzar Electro-Optics, Inc. Profit Sharing Plan was terminated and merged into the Ogden Profit Sharing Plan.

     b. Administration of the Plan - Administrative and Investment Committees are appointed by the Board of Directors (the "Board") of Ogden Services Corporation (the "Company") and serve as fiduciaries of the Plan.
          The Administrative Committee has responsibility for administering the Plan and the Investment Committee has responsibility for reviewing the performance of the Plan's investments. Costs related to the administration of the Plan may be paid out of Plan assets if the Company does not pay such expenses directly.

     c. Participation - Full-time employees of participating companies who are not covered under a collective bargaining agreement with a recognized union are eligible to participate in the Plan on the first day of the calendar month following the date he or she has completed twelve months of employment and 1,000 hours of service.

     d. Contributions - Participants may elect to contribute to the Plan from one to fifteen percent of their annual compensation on a pre-tax basis. For 1994 and 1993, participant pre-tax contributions could not exceed $9,240 and $8,994, respectively. The Company matches 100 percent of the first 3 percent of a participant's annual compensation for participants with one year of service who elect to contribute.

          A participant's elective contributions and Company contributions are invested, at the written election of the participant, in accordance with one of the following options:

          -    100 percent in one of the Investment Funds; or

          - in more than one Investment Fund allocated in multiples of five percent.

          If a participant does not make such a written election, he or she is deemed to have elected investment in the Treasury Fund.


     e. Loans to Participants - Loans are made to participants at a minimum of $500 and up to the lesser of fifty percent of the vested balance or $50,000 not to exceed the limitations of the Tax Reform Act of 1986. The terms of the loans are a minimum of 6 months and a maximum of 5 years or 60 months (10 year maximum on loans for a primary residence), in increments of 6 months. Participants are prohibited from borrowing funds accumulated in the Stock Fund. The interest rate charged is the Bank of New York prime rate plus 1 percent as of the first business day of each month.

     f. Vesting - Employees eligible to participate in the Plan on December 31, 1990 remain 100 percent vested in all past and future company contributions. Employees eligible to participate in the Plan after December 31, 1990 become 100 percent vested in company contributions after 5 years of service.

          Participant contributions are immediately 100% vested.

     g. Retirement Dates - A participant's normal retirement date is the participant's sixty-fifth birthday. A participant may elect early retirement at age 55 with 10 years of credited service.

     h. Amendment or Discontinuance of the Plan - The Company expects to continue the Plan indefinitely, but reserves the right to modify, suspend or terminate the Plan at any time, which includes the right to vary the amount of, or to terminate, the Company's contributions to the Plan.
          In no event shall assets of the Plan be used for any purpose other than to benefit participants or beneficiaries. In the event of the Plan's termination or discontinuance of contributions thereunder, the interest of each participant to benefits accrued to such date, to the extent then funded, is fully vested and nonforfeitable.

     i.   Form of Benefits - Benefits are paid in one lump sum.

3.   INVESTMENTS

     The following is a summary of the Plan's beneficial interest in the fair market value of investments in the Trust, as prepared by The Bank of New York Trust Company, as trustee, and the Plan's beneficial interest in such investments at December 31, 1994 and 1993:

                                                1994          1993

     Investments at fair value as
     determined by quoted market
     price:
       Equity Fund                      $ 37,946,807  $ 41,889,273
       Stock Fund                         16,545,061    19,156,055
       Magellan Fund                       6,820,729             -
       International Fund                  4,948,943             -

     Investments at estimated fair
     value as determined by The
     Bank of New York Trust Company:
       Fixed Income Fund                  53,151,736    48,868,388
       Treasury Fund                       7,227,125     7,131,146
       Loan Fund                           8,632,328     7,491,182

     Total trust assets                 $135,272,729  $124,536,044

     Plan's beneficial interest
     therein (Note 4)                   $113,432,020  $107,828,101

     Plan's beneficial interest
     percentage                               83.85%        86.58%

     Net realized and unrealized
     appreciation (depreciation)        $ (4,163,963) $  1,803,600

     Plan's beneficial interest
     therein (Note 5)                   $  3,764,687  $  1,526,493

     Interest and dividend income
     as determined by The Bank of
     New York Trust Company             $  6,558,453  $  6,116,936

     Plan's beneficial interest
     therein (Note 5)                   $  5,643,368  $  5,353,066

     Administrative expenses
     charged to the trust               $   (612,989) $   (488,093)

     Plan's beneficial interest
     therein (Note 5)                   $   (509,394) $   (397,915)

     The following is a summary of the Plan's beneficial interest in the cost of investments held by the Trust as of December
     31, 1994 and 1993:

                                                1994          1993

       Equity Fund                      $ 26,303,613  $ 28,167,233
       Stock Fund                         14,212,651    13,000,752
       Fixed Income Fund                  44,598,698    42,656,757
       Treasury Fund                       5,933,219     5,737,257
       Loan Fund                           7,536,872     6,607,799
       Magellan Fund                       4,889,846             -
       International Fund                  3,950,434             -

               TOTAL                    $107,425,333  $ 96,169,798

     Loans to participants at December 31, 1994 and 1993, which comprise the Loan Fund, are reported at cost which approximates fair value.

4.   ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS

     The following is a summary of the allocation by fund of net assets available for benefits at December 31, 1994 and 1993:


                                                            Year ended December 31, 1994
                                                Fixed                                            Inter-
                      Equity       Stock        Income       Treasury    Loan        Magellan    national
                      Fund         Fund         Fund         Fund        Fund        Fund        Fund         Total
ASSETS

INVESTMENTS - Value
of Interest in
master trust (at
fair value)           $31,489,608  $15,392,195  $44,598,699  $5,933,219  $7,536,872  $4,874,381  $3,607,046  $113,432,020

RECEIVABLES:
Employer
 contributions                  -            -        1,517           -           -           -           -         1,517
Employee
 contributions                  -            -        5,395           -           -           -           -         5,395
Other                           -       (2,136)       1,664           -       2,073           -           -         1,601

TOTAL RECEIVABLES               -       (2,136)       8,576           -       2,073           -           -         8,513


TRANSFERS -
Receivables
(payables) from
(to) other funds           14,978      (83,797)    (192,130)    (13,091)    183,521      62,588      27,931             -

TOTAL ASSETS          $31,504,586  $15,306,262  $44,415,145  $5,920,128  $7,722,466  $4,936,969  $3,634,977  $113,440,533

LIABILITY -
Accrued expenses                -            -            -           -           -           -           -             -

NET ASSETS AVAILABLE
FOR BENEFITS          $31,504,586  $15,306,262  $44,415,145  $5,920,128  $7,722,466  $4,936,969  $3,634,977  $113,440,533

                                                            Year ended December 31, 1993

                                                Fixed                                            Inter-
                      Equity       Stock        Income       Treasury    Loan        Magellan    national
                      Fund         Fund         Fund         Fund        Fund        Fund        Fund         Total

ASSETS

INVESTMENTS - Value
of Interest in
master trust (at
fair value)           $34,908,380  $17,917,908  $42,656,757  $5,737,257  $6,607,799  $        -  $        -  $107,828,101

RECEIVABLES:
Employer
 contributions                  -            -        2,680           -           -           -           -         2,680
Employee
 contributions                  -            -        6,980           -           -           -           -         6,980
Other                           -        7,454         (333)          -         333           -           -         7,454

TOTAL RECEIVABLES               -        7,454        9,327           -         333           -           -        17,114


TRANSFERS -
Receivables
(payables) from
(to) other funds           41,722       (3,967)     (12,996)    (24,759)          -           -           -             -

TOTAL ASSETS           34,950,102   17,921,395   42,653,088   5,712,498   6,608,132           -           -   107,845,215

LIABILITY -
Accrued expenses                -          603            -           -       3,216           -           -         3,819

NET ASSETS AVAILABLE
FOR BENEFITS          $34,950,102  $17,920,792  $42,653,088  $5,712,498  $6,604,916  $        -  $        -  $107,841,396

5. INFORMATION RELATED TO CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

   The change in net assets available for benefits, by fund, for the year ended
   December 31, 1994 and 1993, was as follows:

                                                            Year ended December 31, 1994

                                                Fixed                                            Inter-
                      Equity       Stock        Income       Treasury    Loan        Magellan    national
                      Fund         Fund         Fund         Fund        Fund        Fund        Fund         Total

EARNINGS (LOSS) ON
INVESTMENTS:
Interest and
  dividends           $ 1,284,790  $ 1,000,913  $ 2,622,010  $  224,078  $  477,913  $        -  $   33,664  $  5,643,368
Net realized and
  unrealized
  appreciation
  (depreciation)         (343,326)  (3,236,442)           -           -           -     (15,466)   (169,453)   (3,764,687)
Administrative
  expenses               (290,379)     (39,805)    (163,819)    (13,382)          -        (981)     (1,028)     (509,394)

Net investment gain
  (loss) from master
  trust                   651,085   (2,275,334)   2,458,191     210,696     477,913     (16,447)   (136,817)    1,369,287

CONTRIBUTIONS:
  Employer              1,431,035      764,158    1,680,316     301,617           -      60,247      48,361     4,285,734
  Employee              2,911,622    1,562,406    3,497,997     910,672           -     164,006     112,269     9,158,972

TOTAL CONTRIBUTIONS     4,342,657    2,326,564    5,178,313   1,212,289           -     224,253     160,630    13,444,706

DISTRIBUTIONS TO
PARTICIPANTS           (2,112,776)  (1,288,541)  (5,048,974)   (662,875)   (534,408)    (28,024)    (14,499)   (9,690,097)

TRANSFERS (TO) FROM
OTHER FUNDS            (6,612,351)  (1,418,030)    (900,251)   (609,512)  1,157,294   4,757,187   3,625,663             -

TRANSFER (TO) FROM
OTHER PLANS               285,869       40,811       74,778      57,032      16,751           -           -       475,241

NET INCREASE
(DECREASE) IN NET
ASSETS AVAILABLE FOR
BENEFITS               (3,445,516)  (2,614,530)   1,762,057     207,630   1,117,550   4,936,969   3,634,977     5,599,137

NET ASSETS
AVAILABLE FOR
BENEFITS, BEGINNING
OF YEAR                34,950,102   17,920,792   42,653,088   5,712,498   6,604,916           -           -   107,841,396

NET ASSETS
AVAILABLE FOR
BENEFITS, END OF
YEAR                  $31,504,586  $15,306,262  $44,415,145  $5,920,128  $7,722,466  $4,936,969  $3,634,977  $113,440,533

                                                            Year ended December 31, 1993

                                                            Fixed
                              Equity         Stock          Income         Treasury       Loan
                              Fund           Fund           Fund           Fund           Fund           Total
EARNINGS (LOSS) ON
INVESTMENTS:
Interest and dividends        $ 1,165,370    $   920,718    $ 2,670,180    $  165,520     $  431,278     $  5,353,066
Net realized and unrealized
  appreciation (depreciation)   1,582,773        (56,280)             -             -              -        1,526,493
Administrative expenses          (226,914)       (31,193)      (129,114)      (10,694)             -         (397,915)

Net investment gain (loss)
  from master trust             2,521,229        833,245      2,541,066       154,826        431,278        6,481,644

CONTRIBUTIONS:
  Employer                      1,263,483        628,944      1,714,553       593,000              -        4,199,980
  Employee                      2,944,097      1,431,028      3,879,036     1,126,792              -        9,380,953

TOTAL CONTRIBUTIONS             4,207,580      2,059,972      5,593,589     1,719,792              -       13,580,933

DISTRIBUTIONS TO
PARTICIPANTS                   (1,457,502)    (1,571,091)    (3,521,512)     (781,274)      (291,668)      (7,623,047)

TRANSFERS (TO) FROM
OTHER FUNDS                       428,581        370,825       (196,006)   (1,426,226)       822,826                -

TRANSFER (TO) FROM
OTHER PLANS                          (943)             -         (8,149)            -           (427)          (9,519)

NET INCREASE (DECREASE)
IN NET ASSETS AVAILABLE
FOR BENEFITS                    5,698,945      1,692,951      4,408,988      (332,882)       962,009       12,430,011

NET ASSETS AVAILABLE FOR
BENEFITS, BEGINNING OF YEAR    29,251,157     16,227,841     38,244,100     6,045,380      5,642,907       95,411,385

NET ASSETS AVAILABLE FOR
BENEFITS, END OF YEAR         $34,950,102    $17,920,792    $42,653,088    $5,712,498     $6,604,916     $107,841,396

6. EMPLOYEE WITHDRAWALS

  In accordance with the AICPA Audit and Accounting Guide
"Audits of Employee Benefit Plans," at December 31, 1994 and 1993, employee withdrawal requests of $734,939 and $1,187,366, respectively, were not accrued.

                              ******